UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 001-34824

Ambow Education Holding Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18th Floor, Building A, Chengjian Plaza, No.18,

BeiTaiPingZhuang Road, Haidian District, Beijing

100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Ambow Education Holding Ltd.

/s/ Dr. Jin Huang
Name: Dr. Jin Huang
Title: President and Chief Executive Officer

Dated: May 19, 2011

INDEX TO EXHIBITS

Exhibit	Description

99.1	Press release

Exhibit 99.1

Ambow Education Announces Strong

First Quarter 2011 Unaudited Financial Results

Net Revenues Increased 29.6% Year-Over-Year

Net Income Attributable to Ambow Increased 151.6% Year-Over-Year

BEIJING, May 18, 2011 – Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today reported its unaudited financial results for the first quarter of 2011.

Financial Highlights for the Quarter Ended March 31, 2011:

•	Total net revenues increased 29.6% to $51.5 million[1] from $39.7 million for the same period in 2010. Existing business contributed 24.2% growth, while 5.4% came from acquisitions.

•	Tutoring revenues increased 24.6% to $25.3 million from $20.3 million for the same period in 2010.

•	Career Enhancement revenues increased 116.2% to $11.8 million from $5.5 million for the same period in 2010.

•	Net income[2] increased 151.6% to $1.5 million from $0.6 million for the same period in 2010.

•	Operating income increased 86.5% to $2.8 million from $1.5 million for the same period in 2010.

•	Adjusted EBITDA[3] increased 28.9% to $8.6 million from $6.7 million for the same period in 2010.

•	Total student enrollments increased 16% year-over-year to 234,000.

Commenting on the first quarter results, Ambow’s President and Chief Executive Officer Dr. Jin Huang said, “We are pleased to report that Ambow started the year with a strong quarter, highlighted by impressive revenue and net income growth. Ambow is the only listed company in the education sector that is able to address two fundamental market demands in China - the desire to get into a better school and the desire to get a better job. Our business objective is to acquire more and more students and retain them through Ambow’s education services platform.”

Dr. Huang continued, “We continue to execute our strategy to maintain sustained growth in order to provide quality services to more students. A highlight of our first quarter was the robust growth in our Career Enhancement segment, where we experienced a 116.2% increase in revenues and a 110.2% increase in enrollment year-over-year. We have seen great demand in our Career Enhancement segment, where Ambow is a clear market leader. Our strategy is to continue to increase market penetration with a broad range of products and services tailored to meet the demands of people pursuing career development.”

“Turning to acquisitions, we closed five acquisitions during the quarter, which is in line with our strategy to expand Ambow’s footprint and offerings throughout China. Given the nature of China’s highly fragmented education market and our proven ability to successfully identify and integrate acquisition targets, we believe we are well positioned to consolidate this market,” said Dr. Huang.

[1]	The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollar (“$”). Unless otherwise stated, all translations from RMB to US$ are based on the historical exchange rate of US$1.0 to RMB6.5483, representing the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2011. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.
[2]	Net income, being net income attributable to Ambow.
[3]	Adjusted EBITDA being net income attributable to Ambow excluding net interest expense, income tax expenses, depreciation and amortization and share-based compensation expenses.

Ambow’s Chief Financial Officer Paul Chow added, “I’m pleased to report that our net revenues increased 29.6% year-over-year, with 24.2% of revenues growth attributable to existing business and 5.4% attributable to acquisitions. Our net income attributable to the Company increased by 151.6% year-over-year, despite the seasonal effect of school and public holidays, which always makes the first quarter challenging. In addition, our operating margin improved 1.7% to 5.4% in the first quarter of 2011.”

Mr. Chow continued, “Turning to margins, net income margin4 improved 1.4% to 2.9% in the first quarter of 2011. The Company’s net margin is traditionally lowest in the first quarter as it is subject to seasonality. Adjusted EBITDA margin was 16.7% in the first quarter of 2011. Ambow’s depreciation and amortization constitute a relatively high percentage of revenue, so adjusted EBITDA is a particularly useful metric for understanding Ambow’s profitability.”

Financial Results for the First Quarter of 2011

Net Revenues

Total net revenues for the first quarter of 2011 increased 29.6% to $51.5 million from $39.7 million for the same period in 2010. This improvement was primarily the result of strong revenues contribution from Career Enhancement and Tutoring.

Net Revenue Breakdown by Key Operating Segments:

Better Schools

Better Schools increased 19.7% to $33.5 million, with Tutoring and K-12 Schools accounting for $25.2 million and $8.3 million of total net revenues, respectively, for the first quarter of 2011.

The Company noted that Tutoring revenues grew 24.6% year-over-year, with a balanced 12.2% growth in enrollments and 11.1% growth in Average Selling Price (“ASP”).

Total student enrollments in Better Schools during the first quarter of 2011 was approximately 204,000, with 181,000 in Tutoring and 23,000 in K-12 Schools. Compared with the same period in 2010, there was a 11.4% increase in total Better Schools enrollments, with an increase of 12.2% and an increase of 5.4% for Tutoring and K-12 Schools enrollments, respectively.

Better Jobs

Better Jobs increased 53.2% to $18.0 million, with Career Enhancement and Colleges accounting for $11.8 million and $6.2 million of total net revenues, respectively, for the first quarter of 2011.

The Company noted that Career Enhancement revenues grew a record 116.2% year-over-year, with an impressive 110.2% growth in enrollments to 18,000 and a 2.8% increase in ASP. This revenue increase was primarily driven by strong growth in existing business (83%) with the remaining growth attributable to acquisition activities.

[4]	Net income margin, being net income attributable to Ambow as a percentage of total net revenues.

Total student enrollments in Better Jobs during the first quarter of 2011 was approximately 30,000, with 18,000 in Career Enhancement and over 12,000 in Colleges. Compared with the same period in 2010, there was a 44.0% increase in total Better Jobs enrollments, with an increase of 110.2% in Career Enhancement enrollments, while enrollments in Colleges remained flat.

Gross Profit and Gross Margin

Gross profit was $26.4 million for the first quarter of 2011, increasing 29.8% year-over-year from $20.3 million for the same period in 2010. Gross margin was 51.2% for the first quarter of 2011, compared to 51.1% for the same period in 2010.

Operating Expenses

Operating expenses, which include selling and marketing, general and administrative and research and development expenses, were $23.6 million for the first quarter of 2011, increasing 25.3% year-over-year from $18.8 million for the same period in 2010. This increase is mainly attributable to the increased expense of being a public company, costs related to recent acquisitions and a higher number of centers as compared to the first quarter of 2010. The increased operating expenses are primarily due to the Company’s continued investment in growth, which is necessary to support Ambow’s continued business expansion.

Operating expenses, as a percentage of revenues, improved 1.6%, from 47.4% in the first quarter of 2010 to 45.8% in the same period in 2011. Selling and marketing expenses, as a percentage of revenues, decreased 2.2%, from 19.9% to 17.7%, as a result of operating efficiency contributing to revenues growth. General and administrative expenses, as a percentage of revenue, remained nearly flat at 25.8%, a slight increase compared to 25.5% for the same period in 2010. General and administrative expenses include increased expenses attributable to being a public company. Research and development expenses, as a percentage of revenues, were 2.3%, a slight increase compared to 2.0% for the same period in 2010. The research and development expenses are consistent with the Company’s strategy to support future business growth. The Company believes that continued investments in growth, and the associated increases in operating expenses, will support its continued business expansion.

Income Tax Expenses

Our income tax expenses were $236,000 for the first quarter of 2011 compared to income tax expenses of $570,000 for the same period in 2010. The Group anticipates that in 2011 it will be able to utilize certain tax losses brought forward and take advantage of tax exemptions for a recently established entity, resulting in a full-year effective tax rate of 10% compared to 15% in 2010.

Net Income

Net income was $1.5 million for the first quarter of 2011, increasing 151.6% year-over-year from $0.6 million for the same period in 2010. Net income margin was 2.9%, improving 1.4%, compared to net income margin of 1.5% for the same period in 2010. Basic and diluted net income per adjusted ADS5 attributable to Ambow was $0.02, compared to net income per adjusted ADS of $0.01 for the same period in 2010.

[5]	Each ADS represents two ordinary shares.

Non-GAAP net income6 was $2.5 million for the first quarter of 2011, increasing 72.4% year-over-year, compared to $1.5 million for the same period in 2010. Non-GAAP net income margin7 was 4.9% for the first quarter of 2011, compared to 3.7% for the same period in 2010. Basic and diluted non-GAAP net income per adjusted ADS attributable to Ambow8 was $0.04 and $0.03, respectively, compared to $0.02 for the same period in 2010.

Adjusted EBITDA

Adjusted EBITDA was $8.6 million for the first quarter of 2011, increasing 28.9% year-over-year, compared to $6.7 million for the same period in 2010. Depreciation and amortization in the first quarter of 2011 was $5.0 million as compared to $4.2 million in the same period 2010.

Adjusted EBITDA margin9 was 16.7%, compared to 16.8% for the same period in 2010. Depreciation and amortization as a percentage of revenue was 9.7%.

Balance Sheet and Cash Flow Information

Cash and cash equivalents, restricted cash and term deposits as of March 31, 2011 were $125.3 million, compared to $141.8 million as of December 31, 2010. The reduction in cash is mainly due to payments for acquisitions and deposits in connection with establishing the Company’s Career Enhancement Center.

The Company’s deferred revenue balance as of March 31, 2011 was $72.9 million compared to $68.1 million as of March 31, 2010, an increase of 7.1%. Deferred revenue includes tuition fees from enrolled students for courses not yet delivered as of the period ended March 31, 2011.

Financial Outlook for the Second Quarter of Full-Year 2011

Ambow expects total net revenues for the second quarter of 2011 to be in the range of $74.8 million (Rmb490 million) to $76.4 million (Rmb500 million).

This is the Company’s current view and it is subject to change.

Conference Call Information

Ambow’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on May 18, 2011 (8:00 p.m. Beijing/Hong Kong Time on May 18, 2011).

The dial-in number and passcode for the conference call are as follows:

U.S. Toll Free: 1-866-549-1292

China Toll Free: 400-681-6949

International: +852-3005-2050

The passcode for the call is “657079”.

[6]	Non-GAAP net income, being net income attributable to Ambow excluding share-based compensation expenses incurred for the respective periods.
[7]	Non-GAAP net income margin, being Non-GAAP net income as a percentage of total net revenues.
[8]	Net income per adjusted ADS attributable to Ambow - basic and diluted are computed by dividing net income attributable to Ambow by weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding share options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share and exercise of warrants upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.
[9]	Adjusted EBITDA margin, being Adjusted EBITDA as a percentage of total net revenues.

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Ambow’s website at: http://investors.ir.ambow.com/us/AMBO/irwebsite/

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Forward Looking Statements

Certain statements in this press release, including statements regarding the outlook for the second quarter of 2011 and quotations from management concerning Ambow’s strategic and operational plans and expectations, are forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Ambow uses words such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are based on management’s current expectations and involve risks and uncertainties. The following important factors, without limitation, could cause actual results to differ materially from those contained in these forward-looking statements: Ambow’s ability to manage its business expansion and operations effectively, to make strategic acquisitions and investments and to successfully integrate acquired businesses; significant competition; Ambow’s ability to continue to attract students to enroll in its programs, to continually enhance its programs, services and products, to successfully develop and introduce new services and products in time and to adequately and promptly respond to changes in curriculum, testing materials and standards; economic conditions; and changes in government policies, laws and regulations. More information on factors that could affect Ambow’s results is included from time to time in Ambow’s Securities and Exchange Commission (SEC) filings and reports, including the risks described in its annual report on Form 20-F for the fiscal year ended December 31, 2010 filed with the SEC on April 14, 2011 and in Ambow’s other filings with the SEC from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on Ambow’s future results. In light of these risks, uncertainties and factors, you are cautioned not to place undue reliance on forward-looking statements. Ambow disclaims any obligation to update information contained in forward-looking statements, whether as a result of new information, future events or otherwise.

Statement Regarding Unaudited Financial Information

The Company has prepared the unaudited consolidated financial information on the same basis as its audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of its financial position and results of operations for the quarters presented. Quarterly and year end results may not be indicative of the Company’s results of operations for future quarterly periods.

About Non-GAAP Financial Measures

To supplement Ambow’s unaudited consolidated financial results presented in accordance with GAAP, Ambow uses the following measures defined as non-GAAP financial measures by the SEC: (i) Non-GAAP operating expenses, (ii) Non-GAAP net income, (iii) Non-GAAP net income attributable to Ambow per ADS basic and diluted and (iv) Adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

Ambow believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity that may not be indicative of its operating performance from a cash perspective. Ambow believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Ambow’s historical performance and liquidity. Ambow computes its non-GAAP financial measures using the same consistent method from quarter to quarter. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP. Ambow believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations with GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For investor and media inquiries please contact:

Ms. Cherry Pu

Vice President, Global Alliances and Investor Relations

Ambow Education Holding Ltd.

Tel: +86-10-6206-8008

Email: ir@ambow.com

Mr. Jeffrey Goldberger

KCSA Strategic Communications

Tel: +1-212-896-1249

Email: jgoldberger@kcsa.com

***** Tables to Follow *****

###

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	As of March 31, 2011	As of December 31, 2010	As of March 31, 2011	As of December 31, 2010
	USD	USD	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	120,781	132,752	790,907	869,300
Restricted cash	8	—	50	—
Term deposits	4,536	9,041	29,700	59,200
Accounts receivable, net	8,450	7,374	55,326	48,287
Amounts due from related parties	25,193	22,935	164,974	150,182
Deferred tax assets, current	1,610	1,209	10,540	7,916
Prepaid and other current assets	67,917	80,769	444,734	528,897

TOTAL CURRENT ASSETS	228,495	254,080	1,496,231	1,663,782

Property and equipment, net	103,272	102,827	676,259	673,341
Land use rights, net	41,122	39,315	269,279	257,445
Intangible assets, net	93,082	80,934	609,529	529,979
Goodwill	188,832	152,796	1,236,528	1,000,555
Deferred tax assets, non-current	862	659	5,646	4,315
Amounts due from related parties	3,451	—	22,593	—
Other non-current assets	23,124	16,658	151,425	109,080

TOTAL NON-CURRENT ASSETS	453,745	393,189	2,971,259	2,574,715

TOTAL ASSETS	682,240	647,269	4,467,490	4,238,497

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	21,085	18,031	138,070	118,070
Current portion of Long-term borrowings	9,315	9,315	61,000	61,000
Deferred revenue	72,949	68,122	477,692	446,084
Accounts payable	5,055	6,042	33,100	39,568
Accrued expenses and other current liabilities	62,182	46,373	407,190	303,666
Income tax payable	14,642	13,671	95,882	89,521
Amount due to related parties	2,401	2,061	15,720	13,493

TOTAL CURRENT LIABILITIES	187,629	163,615	1,228,654	1,071,402

Deferred tax liabilities, non-current	26,309	23,639	172,280	154,793
Long-term borrowing	8,246	8,246	54,000	54,000
Non-current portion of consideration payable for acquisitions and other liabilities	41,368	34,407	270,888	225,309

TOTAL NON-CURRENT LIABILITIES	75,923	66,292	497,168	434,102

TOTAL LIABILITIES	263,552	229,907	1,725,822	1,505,504

SHAREHOLDERS’ EQUITY	410,325	409,259	2,686,913	2,679,951

TOTAL AMBOW EDUCATION HOLDING LTD’S EQUITY	410,325	409,259	2,686,913	2,679,951

Non-controlling interest	8,363	8,103	54,755	53,042

TOTAL SHAREHOLDER’S EQUITY	418,688	417,362	2,741,668	2,732,993

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	682,240	647,269	4,467,490	4,238,497

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the three months ended March 31, 2011
	2011	2010	2011	2010
	USD	USD	RMB	RMB
Better Schools
Tutoring	25,254	20,261	165,374	132,678
K-12 Schools	8,266	7,749	54,129	50,743
Better Job
Career Enhancement	11,808	5,462	77,321	35,764
Colleges	6,171	6,277	40,408	41,103

NET REVENUES	51,499	39,749	337,232	260,288

Cost of revenues	(25,108)	(19,420)	(164,415)	(127,165)

GROSS PROFIT	26,391	20,329	172,817	133,123

Operating expenses:
Selling and marketing	(9,131)	(7,896)	(59,793)	(51,703)
General and administrative	(13,266)	(10,135)	(86,867)	(66,367)
Research and development	(1,190)	(795)	(7,791)	(5,207)

TOTAL OPERATING EXPENSES	(23,587)	(18,826)	(154,451)	(123,277)

OPERATING INCOME	2,804	1,503	18,366	9,846

OTHER EXPENSE
Interest expense, net	(848)	(489)	(5,552)	(3,199)
Foreign exchange loss, net	(266)	(5)	(1,742)	(36)
Other income/(expense), net	(193)	15	(1,262)	98

INCOME BEFORE TAX AND NON-CONTROLLING INTEREST	1,497	1,024	9,810	6,709

Income tax expenses	(236)	(570)	(1,547)	(3,733)

NET INCOME	1,261	454	8,263	2,976

Add: Net loss attributable to non-controlling interest	228	138	1,492	901

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD	1,489	592	9,755	3,877

Preferred shares redemption value accretion	—	(11,748)	—	(76,932)
Allocation of net income to participating preferred shareholders	—	(3,523)	—	(23,067)

NET INCOME/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	1,489	(14,679)	9,755	(96,122)

Net income/(loss) per ADS attributable to ordinary shareholders
Basic	0.02	(0.64)	0.14	(4.16)
Diluted	0.02	(0.64)	0.13	(4.16)

Weighted average number of ADS (note 1)
Basic	71,283,488	23,110,616	71,283,488	23,110,616
Diluted	75,425,764	23,110,616	75,425,764	23,110,616

Supplementary Information:
Share-based compensation expense included in:
Selling and marketing	273	221	1,788	1,450
General and administrative	712	617	4,667	4,035
Research and development	34	25	221	165

Notel: Each ADS represents two common shares.

AMBOW EDUCATION HOLDING LTD

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the three months ended March 31, 2011
	2011	2010	2011	2010
	USD	USD	RMB	RMB
Operating expenses	23,587	18,826	154,451	123,277
Share-based compensation expenses	1,019	863	6,676	5,650
(i) Non-GAAP operating expenses	22,568	17,963	147,775	117,627

Net income attributable to Ambow	1,489	592	9,755	3,877
Share-based compensation expenses	1,019	863	6,676	5,650
(ii) Non-GAAP net income	2,508	1,455	16,431	9,527

Net income margin	2.9%	1.5%	2.9%	1.5%
Non-GAAP net income margin	4.9%	3.7%	4.9%	3.7%

Net income/(loss) per ADS attributable to ordinary shareholders - Basic	0.02	(0.64)	0.14	(4.16)
Net income/(loss) per ADS attributable to ordinary shareholders - Diluted	0.02	(0.64)	0.13	(4.16)

Net income per adjusted ADS attributable to Ambow - Basic	0.02	0.01	0.14	0.06
Net income per adjusted ADS attributable to Ambow - Diluted (note3)	0.02	0.01	0.13	0.06

Non-GAAP net income per adjusted ADS attributable to Ambow - Basic	0.04	0.02	0.23	0.15
(iii) Non-GAAP net income per adjusted ADS attributable to Ambow - Diluted	0.03	0.02	0.22	0.14
Adjusted weighted average number of ADS used in calculating net income and non GAAP net income attributable to Ambow per ADS - basic	71,283,488	63,488,392	71,283,488	63,488,392
Adjusted weighted average number of ADS used in calculating net income and non GAAP net income attributable to Ambow per ADS - diluted	75,425,764	67,474,875	75,425,764	67,474,875

EBITDA (note1)	7,589	5,821	49,696	38,115
Share-based compensation expenses	1,019	863	6,676	5,650
(iv) Adjusted EBITDA (note2)	8,608	6,684	56,372	43,765

EBITDA margin	14.7%	14.6%	14.7%	14.6%
Adjusted EBITDA margin	16.7%	16.8%	16.7%	16.8%

Notel:    EBITDA, a non-GAAP measure, being net income attributable to Ambow excluding interest expense, income tax expenses, depreciation and amortization. The depreciation and amortization changes in the first quarter of 2011 and 2010 were RMB 32,842 and RMB 27,306 respectively.

Note2:    Adjusted EBITDA being EBITDA excluding share based compensation.

Note3:    Net income per adjusted ADS attributable to Ambow - basic and diluted are computed by dividing net income attributable to Ambow by weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding share options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share and exercise of warrants upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.